April 26, 2011

Jim Rosenberg/Senior Assistant Chief Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Nuvilex, Inc.

Your Letter of February 15, 2011

Form 10-K for the Year Ended April 30, 2010

Forms 10-Q for the Quarters Ended July 31 and October 31, 2010

File No. 333-68008

Mr. Rosenberg:

This correspondence is in response to your letter dated February 15, 2011 in reference to our filings Form 10-K for the year ended April 30, 2010 and Form 10Q for the quarters ended July 31 and October 31, 2010 on the behalf of Nuvilex, Inc., File No. 333-68008.

Please accept the following responses and note that Registrant filed amended Form 10-K/A and Forms 10-Q/A on April 26, 2011.

1.

Registrant amended Note 1of Form 10-K to reflect that the independent appraisal was used to assist management with its valuation so as to avoid the false impression that the appraisal numbers formed the entire basis of management’s decision or that the restated amounts were taken directly from the appraiser.

2.

Registrant has amended the Statement of Operations in Form 10-K to list the loss on impairment as part of income from operations.

3.

Registrant has amended Item 4 for Part I of Form 10-Q for both the quarter ended July 31 and October 31, 2010 to definitively state that Registrant’s internal controls and procedures were ineffective as of the respective dates.  Further, Registrant notes that Exchange Act Rules 13a-15(e) and 15d-15(e) are referenced in the disclosure.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Patricia Gruden

Patricia Gruden

Interim Chief Financial Officer